Exhibit 4.08

ENVIRONMENTAL POWER CORPORATION

Amended and Restated

Nonstatutory Stock Option Agreement

This Amended and Restated Nonstatutory Stock Option Agreement is entered into between Environmental Power Corporation, a Delaware corporation (the “Company”) and Kamlesh Tejwani, an employee of the Company (the “Participant”), on March 29, 2004, effective as of July 3, 2003.

RECITALS:

A.    The Company and the Participant entered into that certain Nonstatutory Stock Option Agreement dated July 3, 2003, as amended by that certain letter agreement (the “Letter Agreement”) between the Company and the Participant dated December 17, 2003 (as amended, the “Prior Agreement”).

B.    The Company and the Participant desire to amend and restate the Prior Agreement in its entirety as set forth herein.

Therefore, the Company and the Participant hereby agree as follows:

1.    Grant of Option.

(a)    This agreement evidences the grant by the Company, as of July 3, 2003, to the Participant, of an option to purchase, in whole or in part, on the terms provided herein, a total of 4,000,000 shares (the “Shares”) of common stock, $0.01 par value per share, of the Company (“Common Stock”) at the exercises prices per Share set forth in Section 3(a) of this Agreement. Unless earlier terminated, this option shall expire at 5:00 p.m., Eastern time, on January 3, 2011 (the “Final Exercise Date”).

(b)    It is intended that the option evidenced by this agreement shall not be an incentive stock option as defined in Section 422 of the Internal Revenue Code of 1986, as amended, and any regulations promulgated thereunder (the “Code”). Except as otherwise indicated by the context, the term “Participant”, as used in this option, shall be deemed to include any person who acquires the right to exercise this option validly under its terms.

2.    Vesting Schedule.

(a)    The options are divided into three tranches, as follows:

Tranche	Number of Shares	Exercise Price per Share
First Tranche	2,500,000	$0.25
Second Tranche	1,500,000	$1.00

(b)    Subject to the terms of this Agreement, the Shares included in the First Tranche and the Second Tranche will become exercisable (“vest”) upon the closing of one or more Qualified Financings in accordance with the provisions of this Section 2(b). For purposes of this Section 2(b), a “Qualified Financing” shall mean the sale of equity securities of the Company or its subsidiary, Microgy Cogeneration Systems, Inc. (“Microgy”), the closing of which occurs before the earlier of (i) July 3, 2006 or (ii) the termination of the Participant’s employment with the Company, provided that the first such Qualified Financing must result in gross proceeds to the Company or Microgy of at least $3,500,000, provided further that the receipt of proceeds by the Company or Microgy, upon the exercise of any warrants issued in connection with any such Qualified Financing, which exercise occurs prior to the Employment Period Termination Date, shall be counted as a separate Qualified Financing, the closing of which shall be deemed to occur upon the date of the receipt of such proceeds. Upon the closing of each Qualified Financing, this option shall vest as to that number of Shares equal to the total number of Shares subject to this option, multiplied by a fraction, the numerator of which is the total gross proceeds received by the Company or Microgy in the Qualified Financing and the denominator of which is $8,000,000 (the “Vested Share Amount”). The Vested Share Amount resulting from each Qualified Financing shall be applied first to the First Tranche, then to the Second Tranche and finally to the Third Tranche. The following example is provided for illustration purposes only:

Example:

•	The first Qualified Financing results in gross proceeds to the Company or Microgy of $3,500,000. The Vested Share Amount associated with such Qualified Financing is determined as follows:

4,000,000 X ($3,500,000/$8,000,000) = 1,750,000

The 1,750,000 vested Shares are Shares included in the First Tranche.

•	A second Qualified Financing results in gross proceeds to the Company or Microgy of $3,000,000. The Vested Share Amount associated with such Qualified Financing is determined as follows:

4,000,000 X ($3,000,000/$8,000,000) = 1,500,000

The 1,500,000 vested Shares are (i) the remaining 750,000 shares included in the First Tranche, (ii) the full 1,250,000 Shares included in the Second Tranche and (iii) 750,000 Shares included in the Second Tranche.

•	A third Qualified Financing results in gross proceeds to the Company or Microgy of $1,500,000. The Vested Share Amount associated with such Qualified Financing is determined as follows:

4,000,000 X ($1,500,000/$8,000,000) = 750,000

The remaining 750,000 shares included in the Second Tranche vest.

(c)    The right of exercise shall be cumulative so that to the extent the option is not exercised in any period to the maximum extent permissible it shall continue to be exercisable, in whole or in part, with respect to all Shares for which it is vested until the earlier of the Final Exercise Date or the termination of this option under Section 3 hereof. The Board of Directors of the Company (the “Board”) may at any time provide that this option shall become immediately exercisable in full or in part, free of some or all restrictions or conditions, or otherwise realizable in full or in part, as the case may be

3.    Exercise of Option.

(a)    Form of Exercise. Each election to exercise this option shall be in writing, signed by the Participant, and received by the Company at its principal office located at One Cate Street, 4th Floor, Portsmouth, New Hampshire 03801, accompanied by this agreement, and payment in full in one or more of the following manners:

(1)    in cash or by check, payable to the order of the Company;

(2)    by (i) delivery of an irrevocable and unconditional undertaking by a creditworthy broker to deliver promptly to the Company sufficient funds to pay the exercise price and any required tax withholding or (ii) delivery by the Participant to the Company of a copy of irrevocable and unconditional instructions to a creditworthy broker to deliver promptly to the Company cash or a check sufficient to pay the exercise price and any required tax withholding, provided that the Company shall be under no obligation to deliver any Shares to the Participant or such broker until the Company has received payment in full therefor;

(3)    by delivery of shares of Common Stock owned by the Participant valued at their fair market value on the date of exercise as determined by (or in a manner approved by) the Board in good faith (“Fair Market Value”), provided (i) such method of payment is then permitted under applicable law and (ii) such Common Stock, if acquired directly from the Company, was owned by the Participant at least six months prior to such delivery; and

(4)    by a combination of the above permitted forms of payment.

The Participant may purchase less than the number of shares covered hereby, provided that no partial exercise of this option may be for any fractional share or for fewer than one thousand whole shares.

(b)    Continuous Relationship with the Company Required. Except as otherwise provided in this Section 3, this option may not be exercised unless the Participant, at the time he or she exercises this option, is, and has been at all times since the date of this Agreement, an employee or officer of, or consultant or advisor to, the Company or any parent or subsidiary of the Company as defined in Section 424(e) or (f) of the Code (an “Eligible Participant”).

(c)    Termination of Relationship with the Company. Except as otherwise set forth in paragraph (e), below, if the Participant ceases to be an Eligible Participant for any reason, then the right to exercise this option shall terminate three months after such cessation (but in no event after the Final Exercise Date), provided that this option shall be exercisable only to the extent that the Participant was entitled to exercise this option on the date of such cessation. Notwithstanding the foregoing, if the Participant, prior to the Final Exercise Date, violates any provision of the Employment Agreement, dated as of July 3, 2003, between the Participant and the Company, as amended by the Letter Agreement (as amended, the “Employment Agreement”) or is terminated by the Company for “Cause” (as defined in the Employment Agreement), the right to exercise this option shall terminate immediately upon such violation. The Participant shall be considered to have been discharged for Cause if the Company determines, within 30 days after the Participant’s resignation, that discharge for Cause was warranted.

(d)    Termination by the Company without Cause. In the event that the Participant’s employment with the Company is terminated by the Company pursuant to Section 4.5 of the Employment Agreement, this option shall be exercisable until the Final Exercise Date to the extent that it was exercisable as of the date of such termination.

(e)    Exercise Period Upon Death or Disability. If the Participant dies or becomes disabled (within the meaning of Section 22(e)(3) of the Code) prior to the Final Exercise Date while he or she is an Eligible Participant and the Company has not terminated such relationship for “Cause” as defined in the Employment Agreement, this option shall be exercisable, within the period of one year following the date of death or disability of the Participant, by the Participant (or in the case of death by an authorized transferee), provided that this option shall be exercisable only to the extent that this option was exercisable by the Participant on the date of his or her death or disability, and further provided that this option shall not be exercisable after the Final Exercise Date.

4.    Adjustments for Changes in Common Stock and Certain Other Events.

(a)    Changes in Capitalization. In the event of any stock split, reverse stock split, stock dividend, recapitalization, combination of shares, reclassification of shares, spin-off or other similar change in capitalization or event, or any distribution to holders of Common Stock other than a normal cash dividend, the number and class of securities and exercise price per Share subject to this Option shall be appropriately adjusted by the Company (or a substituted option grant may be made, if applicable) to the extent the Board shall determine, in good faith, that such an adjustment (or substitution) is necessary and appropriate. If this Section 4(a) applies and Section 4(c) also applies to any event, Section 4(c) shall be applicable to such event, and this Section 4(a) shall not be applicable.

(b)    Liquidation or Dissolution. In the event of a proposed liquidation or dissolution of the Company, the Board shall upon written notice to the Participant provide that this option, to the extent unexercised, will (i) become exercisable in full as of a specified time at least 10 business days prior to the effective date of such liquidation or dissolution and (ii) terminate effective upon such liquidation or dissolution, except to the extent exercised before such effective date.

(c)    Reorganization Events.

(1)     Definition. A “Reorganization Event” shall mean: (a) any merger or consolidation of the Company with or into another entity as a result of which all of the Common Stock of the Company is converted into or exchanged for the right to receive cash, securities or other property or (b) any exchange of all of the Common Stock of the Company for cash, securities or other property pursuant to a share exchange transaction.

(2)    Consequences of a Reorganization Event on Options. Upon the occurrence of a Reorganization Event, or the execution by the Company of any agreement with respect to a Reorganization Event, the Board shall provide that this option shall be assumed, or equivalent options shall be substituted, by the acquiring or succeeding corporation (or an affiliate thereof). For purposes hereof, this option shall be considered to be assumed if, following consummation of the Reorganization Event, the option confers the right to purchase, for each share of Common Stock subject to the option immediately prior to the consummation of the Reorganization Event, the consideration (whether cash, securities or other property) received as a result of the Reorganization Event by holders of Common Stock for each share of Common Stock held immediately prior to the consummation of the Reorganization Event (and if holders were offered a choice of consideration, the type of consideration chosen by the holders of a majority of the outstanding shares of Common Stock); provided, however, that if the consideration received as a result of the Reorganization Event is not solely common stock of the acquiring or succeeding corporation (or an affiliate thereof), the Company may, with the consent of the acquiring orsucceeding corporation, provide for the consideration to be received upon the exercise of this option to consist solely of common stock of the acquiring or succeeding corporation (or an affiliate thereof) equivalent in fair market value to the per share consideration received by holders of outstanding shares of Common Stock as a result of the Reorganization Event.

Notwithstanding the foregoing, if the acquiring or succeeding corporation (or an affiliate thereof) does not agree to assume, or substitute for, this option, then the Board shall, upon written notice to the Participant, provide that this option, to the extent unexercised, will become exercisable in full as of a specified time prior to the Reorganization Event and will terminate immediately prior to the consummation of such Reorganization Event, except to the extent exercised by the Participant before the consummation of such Reorganization Event; provided, however, that in the event of a Reorganization Event under the terms of which holders of Common Stock will receive upon consummation thereof a cash payment for each share of Common Stock surrendered pursuant to such Reorganization Event (the “Acquisition Price”), then the Board may instead provide that this option shall terminate upon consummation of such Reorganization Event and that the Participant shall receive, in exchange therefor, a cash payment equal to the amount (if any) by which (A) the Acquisition Price multiplied by the number of Shares subject to this option (whether or not then exercisable), exceeds (B) the aggregate exercise price of this options. To the extent all or any portion of this option becomes exercisable solely as a result of the first sentence of this paragraph, upon exercise of this option the Participant shall receive shares subject to a right of repurchase by the Company or its successor at the applicable exercise price. Such repurchase right (1) shall lapse at the same rate as this option would have become exercisable under its terms and (2) shall not apply to any shares subject to this option that were already exercisable under its terms without regard to the first sentence of this paragraph.

5.    Withholding.

No Shares will be issued pursuant to the exercise of this option unless and until the Participant pays to the Company, or makes provision satisfactory to the Company for payment of, any federal, state or local withholding taxes required by law to be withheld in respect of this option.

6.    Nontransferability of Option.

This option may not be sold, assigned, transferred, pledged or otherwise encumbered by the Participant, either voluntarily or by operation of law, except by will or the laws of descent and distribution, and, during the lifetime of the Participant, this option shall be exercisable only by the Participant.

7.    Miscellaneous.

(a)    No Right To Employment or Other Status. The grant of this option shall not be construed as giving the Participant the right to continued employment or any other relationship with the Company. The Company expressly reserves the right at any time to dismiss or otherwise terminate its relationship with the Participant free from any liability or claim under this Agreement, except as expressly provided herein.

(b)    No Rights As Stockholder. The Participant shall have no rights as a stockholder with respect to any Shares to be distributed upon exercise of this option until becoming the record holder of such Shares. Notwithstanding the foregoing, in the event the Company effects a split of the Common Stock by means of a stock dividend and the exercise price of and the number of Shares subject to this Option are adjusted as of the date of the distribution of the dividend (rather than as of the record date for such dividend), then, if the Participant exercises this option between the record date and the distribution date for such stock dividend, the Participant shall be entitled to receive, on the distribution date, the stock dividend with respect to the shares of Common Stock acquired upon such exercise, notwithstanding the fact that such shares were not outstanding as of the close of business on the record date for such stock dividend.

(c)    Entire Agreement. This Agreement constitutes the entire agreement between the parties about its subject and supersedes all prior agreements. Without limiting the foregoing, the Prior Agreement is hereby amended and restated in its entirety as set forth herein and shall be of no further force or effect.

(d)    Governing Law. The provisions of the Plan and all Awards made hereunder shall be governed by and interpreted in accordance with the laws of the State of Delaware, without regard to any applicable conflicts of law.

IN WITNESS WHEREOF, the Company has caused this option to be executed under its corporate seal by its duly authorized officer. This option shall take effect as a sealed instrument.

ENVIRONMENTAL POWER CORPORATION

By:	/s/ Joseph E. Cresci
Name: Title:	Joseph E. Cresci Chairman

PARTICIPANT’S ACCEPTANCE

The undersigned hereby accepts the foregoing option and agrees to the terms and conditions thereof.

PARTICIPANT:
/s/ Kamlesh Tejwani Kamlesh Tejwani

Address:	95 Falmouth Street
Short Hills, NJ 07078